SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8387 SBARROS@SIDLEY.COM

January 31, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jennifer Gowetski
Andrew Mew

Re:    Zai Lab Ltd
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022
Response dated January 5, 2024
File No. 001-38205

Ladies and Gentlemen:

On behalf of our client, Zai Lab Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we acknowledge receipt of the comment contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 16, 2024, and relating to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “January 16, 2024 Comment Letter”).

The January 16, 2024 Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. As communicated to the Staff orally, the Company hereby requests an extension to respond by February 16, 2024. This additional time will enable the necessary internal review related to the Company’s response to the January 16, 2024 Comment Letter.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Thank you for your consideration in reviewing the above request. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Sonia Barros of Sidley Austin LLP at (202) 736-8387 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sonia Barros
Sonia Barros

cc:    Yajing Chen
    Bruce Blefeld
    Aslynn Hogue